UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated September 8, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Rhodia notifies new york stock exchange of delisting.

PRESS RELEASE

RHODIA NOTIFIES NEW YORK STOCK EXCHANGE OF DELISTING

Paris, September 7, 2007 ----- Rhodia provided written notice today to the NYSE of its intent to delist and intends to file a Form 25 with the Securities and Exchange Commission (SEC) and the NYSE around September 18, 2007, to effect the delisting. Delisting is expected to be effective 10 days after the filing.

Rhodia intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act around September 28, 2007. The deregistration will be effective 90 days after the filing, unless the Form 15F is denied by the SEC.

Rhodia intends to maintain its existing American Depositary Receipt facility as a Level I program. As such, Rhodia ADSs will be traded on the US over-the-counter market tier known as International OTCQX. With regard to the conversion to a Level I program, the depositary of Rhodia's ADR facility is being changed to The Bank of New York.

The Company’s shares will continue to trade on Euronext Paris.

The Company intends to continue publishing on its website (www.rhodia.com) English versions of all public disclosures in accordance with Exchange Act Rule 12g3-2 (b).

Rhodia remains committed to developing its communication with North American investors who represent a significant part of its shareholder structure. Rhodia will continue to apply high standards of financial reporting and will maintain strict levels of internal control throughout the Group.

Rhodia, a chemist, leader in its businesses, is an international industrial group resolutely committed to sustainable development. The Group aims to improve its customers' performance through the pursuit of operational excellence and its ability to innovate. Structured around seven Enterprises, Rhodia is the partner of major players in the automotive, tire, electronics, perfume, health and beauty and home care markets. Rhodia is listed on Euronext Paris and the New York Stock Exchange. The Group generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer